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                                                                       EXHIBIT B


                                    BY-LAWS

                                      OF

                                UAM FUNDS TRUST


On December 10, 1998, the Board of Trustees of UAM Funds Trust approved the following revisions to the By-Laws:

The existing Articles 4.1, 4.2, 4.3, and 4.4 are hereby deleted in their entirety and replaced with the following:

     4.1 GENERAL. The Trustees, by vote of a majority of the Trustees then in office, may elect from their number an Executive Committee, Compensation Committee, Audit Committee and Nomination Committee each of which shall consist of at least one Trustee of the Trust which committee shall have and may exercise some or all of the powers and authority of the Board with respect to all matters except those which by law, by the Declaration of Trust, or by these By-Laws may not be delegated.

     4.2 OTHER COMMITTEES OF THE BOARD. The Board of Trustees may from time to time, by resolution adopted by a majority of the whole Board, designate one or more other committees of the Board, each such committee to consist of at least one Trustee and to have such powers and duties as the Board of Trustees may, by resolution, prescribe.

     4.3 LIMITATION OF COMMITTEE POWERS. No committee of the Board shall have power or authority to:

          (a) recommend to shareholders any action requiring authorization of shareholders pursuant to statute or the Agreement and Declaration of Trust;

          (b) approve or terminate any contract with an investment adviser or principal underwriter, as such terms are defined in the 1940 Act, or take any other action required to be taken by the Board of Trustees by the 1940 Act;

          (c)  amend or repeal these By-laws or adopted new By-laws; and

          (d) approve any merger or share exchange which does not require shareholder approval.

     4.4 GENERAL. One-third, but not less than two members, of the members of any committee shall be present in person at any meeting of such committee in order to constitute a quorum for the transaction of business at such meeting, and the act of a majority present shall be the act of such committee, unless such committee is comprised of only one Trustee whereby a quorum would be one Trustee. The Board may designate a chairman of any committee and such chairman or any other member of any committee may fix the time and place of its meetings unless the Board shall otherwise provide. In the absence or disqualification of any member or any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Trustees to act at the meeting in the place of any such absent or disqualified member.
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     The Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members, to replace any absent or disqualified member, or to dissolve any such committee.

     All committees shall keep written minutes of their proceedings and shall report such minutes to the Board. All such proceedings shall be subject to revision or alteration by the Board; provided, however, that third parties shall not be prejudiced by such revision or alteration.